November 4, 2013

Mr. Gus Rodriguez

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

110 F Street N

Washington, D.C. 20549

Re:	Texas Capital Bancshares, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 21, 2013
Form 10-Q for the Period Ended June 30, 2013
Filed July 29, 2013
File No. 001-34657

Dear Mr. Rodriguez:

This correspondence provides the response of Texas Capital Bancshares, Inc. (“TCBI”) to the comments received in your letter dated October 23, 2013 with respect to the above-referenced filings. To assist your review of our response we have included each comment as stated in your letter and, following each comment, our response.

We would appreciate an opportunity to discuss this response and any further questions the staff may have in a telephone conference later this week, ideally on Thursday, November 7, 2013, or Friday, November 8, 2013, in view of the anticipated filing on or before November 12, 2013, of our Form 10-Q for the quarter ended September 30, 2013, and our interest in seeking to complete an offering of securities of TCBI or Texas Capital Bank (the “Bank”) if the current favorable market conditions continue.

Form 10-K Filed for the Period Ended December 31, 2012

Note (1) Operations and Summary of Significant Accounting Policies

Loans Held for Sale, page 64

Comment

1.	We note your response to prior comment 1 in our letter dated September 5, 2012. Please address the following:

•	We note the accounting policy for “Loans held for sale” as noted in the December 1, 2012 Form 10K was changed from the accounting policy as noted in the September 30, 2012 Form 10-Q. Please tell us the reasons for these changes and whether these changes were due to changes in the underlying contractual arrangements.

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•	Please explain why the ownership interests do not qualify as participating interests under ASC 860. Clarify as to what the “certain conditions” are in the agreements with the originators which are designed to reduce the transaction risks to the Company.

•	Given that the ownership interests do not qualify as participating interests and thus the use of sale accounting is not available, please provide us with your accounting analysis as to why the commercial loan to the mortgage loan originator is not the loan that should be considered for GAAP classification purposes (i.e. held for sale vs. held for investment).

•	Please explain to us in greater detail the economics of entering into these types of transactions. For example, address the recording of gains or losses or shortfalls on subsequent sales, fee recognition, the interplay of derivative activity (if any), the risk weightings applicable to the loans based on their classification (i.e. whether held for investment or held for sale), and any other loss contingencies involved in these types of transactions.

•	In regard to bullet point four, please address how often an investor does not purchase the loans, the resulting consequences of this event and whether the company re-evaluates sale criteria at that point.

•	Please explain to us the mechanics of the cash settlement once the loan has been purchased by an investor or pre-approved third party investor. Further, address how the contract is structured in terms of the parties to the contract as well as the legal ownership of the residential mortgages being sold to the third party investors.

•	In regard to bullet point five, in light of the fact that you generally acquire the loans subject to a commitment or are directed by the originator to sell the loans, please explain the statement “we have the right to retain the interest in the mortgage loan we purchase”. Further, tell us why you have this right.

Response

The following points specifically address the information requested by the SEC staff.

Bullet 1 – We note the accounting policy for “Loans held for sale” as noted in the December 1, 2012 Form 10K was changed from the accounting policy as noted in the September 30, 2012 Form 10-Q. Please tell us the reasons for these changes and whether these changes were due to changes in the underlying contractual arrangements

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Response—The description of the accounting policy for “Loans held for sale” in the December 31, 2012 Form 10-K was changed from the accounting policy as described in the September 30, 2012 Form 10-Q as a result of our determination that the Bank’s purchase of interests in mortgage loans from originators did not meet the requirements of ASC 860 for the interests to be reported as participating interests in residential mortgage loans. It was determined that the Bank’s purchase of interests in these financial assets does not meet the strict requirements of ASC 860 under our forms of Bank-originator agreements as in effect during 2012 and as currently in effect. The terms of the agreements impacting the ASC 860 analysis did not change.

Because the presentation of the purchased mortgage loan interests as loans to the originator as required by ASC 860 conflicts with the legal and economic characteristics of these interests, the accounting policy discussion in the Form 10-K was expanded to more fully describe the legal rights we purchase, our rights under the applicable agreements and the accounting treatment required by ASC 860. The change in presentation under ASC 860 did not result in any changes to the consolidated balance sheets, income statements or statements of cash flows because we concluded that these financial assets should continue to be presented as “loans held for sale” under GAAP.

Bullet 2—Please explain why the ownership interests do not qualify as participating interests under ASC 860. Clarify as to what the “certain conditions” are in the agreements with the originators which are designed to reduce the transaction risks to the Company.

Response—For a financial asset to qualify as a participating interest under ASC 860 from the date of acquisition by the Bank, all cash flows received from the entire financial asset must be divided proportionately among the participation interest holders based upon their ownership percentages. An allocation of specified cash flows is not an allowed characteristic of a participating interest unless each cash flow is proportionately allocated to the participating interest holders. Cash flows allocated as compensation for services performed, if any, are not required to be proportionately allocated provided those cash flows meet the following conditions: (1) they are not subordinate to the proportionate cash flows of the participating interests, and (2) they are not significantly above an amount that would fairly compensate a substitute service provider, should one be required, which includes the profit that would be demanded in the market place.

The Bank’s purchase of ownership interests in the mortgage loans were determined to not qualify as participating interests under ASC 860 for several reasons:

•	The gain on sale of the whole mortgage loan to an investor (which the Bank receives directly from the sale proceeds paid to the Bank by the investor) is allocated disproportionately to the originator (to compensate the originator for originating the loan and arranging and facilitating the investor sales).

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•	In some circumstances payments to the originator with respect to its ownership interest in a loan and amounts received as compensation for originating the loan or selling its servicing rights may be subordinated to amounts payable to the Bank.

•	The Master Warehouse Agreements between the Bank and each originator (an “MWA”) contain provisions that provide for the Bank to receive for its mortgage loan interest a “flow-through” rate equal to the greater of (a) the stated interest rate on the underlying mortgage loan minus a fixed percentage (expressed in basis points) agreed upon by the Bank and the originator in the MWA or (b) a floor rate agreed upon by the Bank and originator in the MWA, and which may in some circumstances be changed by the Bank based on market conditions. The “flow-through” rate ultimately received and retained by the Bank for its mortgage loan interest is paid directly to the Bank by the investor purchasing the whole mortgage loan, or possibly by the borrower under the mortgage if a loan payment is received before the loan is sold to an investor. As a result the “flow-through” rate received by the Bank and the rate received by the originator with respect to its retained interest in the loan may not be proportionate to their respective interests in the loan.

•	If mortgage loans in which the Bank owns an interest have not been sold within an agreed timeframe (referred to in the MWA as “aged loans”), the Bank can elect to increase the Bank’s effective “flow-through” rate for that mortgage loan interest such that the originator’s share of interest accruing on the mortgage loan could in theory be reduced to zero (0) over time, again resulting in disproportionate payments, or subordination of the share of payments owing, to the originator.

The terms of the arrangements described above reduce the operational and financial risk of these transactions to the Bank deriving from the actions of the originator, while the Bank appropriately retains its proportionate share of ordinary mortgage lender risks such as borrower default, collateral realization and adverse market interest rate movements. The primary credit determination by the Bank with respect to each mortgage loan interest purchased is focused on the credit quality of the mortgage loan and its marketability, with very limited reliance on the creditworthiness or ability of the originator to perform.

If the Bank took on more risk in this program by abandoning the protections described above so that it would meet the technical requirements for participating interest accounting under ASC 860, we believe the resulting asset would be deemed less risky for regulatory capital purposes and would receive a lower risk weighting of 50% for participating interests in mortgage loans, or in the case of participating interests in FHA- or VA-backed loans 20%, as compared to the current 100% risk weighting.

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The Bank’s mortgage warehouse lending program was structured to present a better risk profile for the Bank than the typical committed warehouse line of credit to an originator that is secured by mortgage loan collateral. The MWA gives the Bank actual ownership of 98—99% of each underlying mortgage loan, and effective control of the entire mortgage loan and related loan documents, beginning at the funding of the purchase price for the ownership interest to the time the investor purchases the entire mortgage loan, at which time the Bank’s ownership of and control of the mortgage loan interest, and exposure to all associated risks, ends. If an originator in our program ceases operations or files a Chapter 11 proceeding, we retain the legal right to continue to manage our owned mortgage interests and realize their economic benefit. A typical mortgage warehouse lender is in a significantly weaker position, and can require months to sort out its legal rights and realize the value of its loan and collateral.

The MWA provides additional operational risk reduction through remedies against the originator if the investor(s) identified by the originator and approved by the Bank do not purchase the mortgage loan within the expected timeframe, generally for reasons arising from the fault of the originator and not from credit risk of the underlying mortgage loan.

The favorable credit features of the mortgage loan interests purchased in this program also make them appealing to other lenders. Since we have an ownership interest in the mortgage loan, we are able to (and often do) pledge our ownership interest to third parties and sell participation interests in our ownership interests to third parties. We purchase a liquid asset to yield a market rate during the time we hold it, we control the disposition of the entire mortgage loan until it is sold, and the originator is required by the MWA to maintain relationships with investors who view the originator’s mortgage loans favorably and are ready, willing and able to purchase them. Because the mortgage loan asset is marketable, if the originator is for any reason unable to secure an investor purchaser, the Bank is generally able to do so and is therefore not dependent on the performance of the originator to realize the value of the Bank’s investment.

Bullet 3 – Given that the ownership interests do not qualify as participating interests and thus the use of sale accounting is not available, please provide us with your accounting analysis as to why the commercial loan to the mortgage loan originator is not the loan that should be considered for GAAP classification purposes (i.e. held for sale vs. held for investment).

Response—ASC 310-10-35-47 (which addresses loans and trade receivables not held for sale) and ASC 948-310-25-1 (which for mortgage banking addresses loans held as long-term investments) consider management’s intent (among other considerations) when determining whether loans are appropriately classified as either held for sale or held for investment. Our intent is to realize the value of our investment in purchased mortgage interests through the near-term sale of the whole mortgage, and the economic and legal

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risks and rewards we face in that activity are the risks and rewards associated with the purchase, ownership and sale of individual residential mortgages in an active market for those assets, not the credit, financial or operational risk of the originator.

Because we own each mortgage loan jointly with the originator, we cooperate in effecting the sales of the whole mortgages as contemplated by the MWA. The quality of the originator’s mortgage loan underwriting and documentation are key decision points among investors in this market, and the originator takes 100% of the representation and warranty and put-back risk to the investors, so it makes sense for the originator to arrange effective sales channels for the mortgage loans, and the terms of those channels, but the originator does not control the exclusive path to realizing cash from the sale of whole loans. Because we own 98% or 99% of each loan, the MWA provides that from the time we purchase an interest in a loan we control possession of the note evidencing the loan and the other loan documents, we control delivery of an endorsed note to an investor to complete the sale of our and the originator’s ownership interests in the note to the investor and we control all cash flows received from holding the loan and selling the loan to the investor.

The application of the strict form-based accounting guidance in ASC 860 to the terms of the Bank’s agreements with originators, as discussed above at Bullet 2, requires us to account for our economic and legal interests in mortgage loans as secured loans to the originator. ASC 310-10-35-47 and ASC 948-310-25-1 do not directly rely on determinations under ASC 860, and they are not strict form-based rules. As a result we believe it is reasonable to look to the Bank’s legal and economic interests in the mortgage warehouse lending program and management’s legal and economic intent and ability to sell the purchased interests when determining the appropriate financial statement classification of such interests.

The Federal Financial Institutions Examination Council (“FFIEC”) Financial Institution Letter FIL-44-2013 issued October 7, 2013, included Supplemental Instructions for September 30, 2013 Call Reports requiring that reporting institutions consider whether loans originated by third parties and acquired by the institution should be accounted for as a purchase of loans held for sale or as a secured loan to the originator that is held for investment for regulatory accounting purposes. The Bank, in response to the guidance provided by FFIEC, filed its September 30, 2013 Call Report reflecting its mortgage loan interests as held for investment. The Supplemental Instructions state “In these situations, the mortgage loan originator’s planned sale of the pledged collateral (i.e., the individual residential mortgage loans) to a takeout investor is not relevant to the transferee institution’s designation of the loan to the originator as held for investment or held for sale.” That conclusion is not addressed by ASC 310-10-35-47 or ASC 948-310-25-1 and the Supplemental Instructions do not cite a GAAP source for it.

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“Management’s intent” is not a defined term under GAAP, nor is it something that is so objective that it would only be found as a strictly defined, literal term in a legal agreement between two parties. Management’s intent must be subjectively and judgmentally evaluated based on not only the legal form of agreements but also based on the actions taken by management with respect to such agreements. There is no question that management’s intent for these financial interests is for the Bank to hold them for a very short period of time and to sell them directly to a third-party purchaser. Our clear legal and economic management intent to hold these financial assets for sale for GAAP classification purposes is evidenced by, among other things, (i) the terms of the MWA, (ii) consistent sales of the financial assets to investors, (iii) our administrative processes for facilitating those sales, (iv) the Bank’s internal policies, procedures and actions taken relating to those financial assets, (v) our management of the mortgage warehouse program on a daily basis and (vi) the Bank’s sales of participation interests in those financial interests and pledges of those financial interests to third parties.

We legally own interests in the underlying mortgage loans, which provides a materially different, and more favorable, set of rights as compared to a pledge of mortgage loans as collateral. The terms of our agreements with originators and related processes are all centered on the concept of purchasing and selling actual ownership interests in mortgage loans, not on the concept of making secured loans to the originators. We look to the quality and liquidity of the mortgage loans in which we hold ownership interests, as opposed to the credit of the originator or any particular investor, for payment on these interests. Our management has no economic or legal intent to hold the ownership interests in the underlying mortgage loans until those loans legally mature. The path to realization under our agreements is to sell the loan (which necessarily includes the sale of our ownership interest).

We do not make (and we are not committed to make) continuous revolving loans to originators. Our arrangements with originators are structured as uncommitted “guidance” purchase and sale facilities so there is no “loan commitment” on our part to any originator or any separate maturity date for any “secured loan” deemed to be made by us to any originator. We purchase ownership interests in underlying mortgage loans if we choose to, and we can refuse to buy any or all ownership interests in any underlying mortgage loans offered for sale to us by any originator for any reason. The originator ceasing operations or filing a Chapter 11 petition would not result in the loan “deemed” to be made to the originator by ASC 860 being classified as substandard or doubtful or subjected to an increased reserve requirement because our purchased mortgage ownership interests are legally isolated from the originator. We would complete the sale into the market of most of the loans, and any that did not prove marketable would be held for investment in our residential mortgage loan portfolio until collected and periodically evaluated for appropriate reserves.

We also note that because of the distinct risk attributes of the mortgage loan interests we purchase, we do not anticipate allocating any reserve for loan losses to the mortgage warehouse lending portfolio for RAP purposes, or for GAAP purposes if their GAAP classification were to change from loans held for sale to loans held for investment. Our

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internal risk grading system would currently allocate $0 reserve to these assets based on an analysis of our historical loss rates of less than one basis point for these loans and after taking into account certain qualitative factors such as economic conditions, changes in credit policies and lending standards.

For each mortgage loan interest sold to an investor, we place an endorsement to the investor on the mortgage note and deliver the note to the investor, we receive a sale confirmation from the originator which identifies the investor, the mortgage loan or loans sold, the sale date and the proceeds of sale. The sale proceeds are paid to us, not to or for the benefit of the originator. We only pay to the originator amounts due to the originator under the MWA.

The MWA’s clearly reflect management’s intent to sell the Bank’s ownership interests to an investor within 20 to 30 days of purchase from the originator. This intent is practically observed through our prompt sale of nearly all of our mortgage loan interests to investors since the inception of our program over ten (10) years ago. Although one could argue that the 20 to 30 day period of ownership by us of a mortgage loan interest could be interpreted as the “foreseeable future,” “time to maturity” or “time to payoff” as used when classifying a loan as held for investment, in our view this fails to recognize the real differences between the legal and economic drivers of when and how we are repaid for our investment in mortgage loan interests on one hand and form-based accounting assessments of our ownership interests on the other hand.

It seems unreasonable to us to look only to the loan “deemed” to be made to the originator in determining GAAP classification of that loan for other purposes such as held for sale versus held for investment while ignoring the legal and economic attributes of the asset and how we recognize its value. We acknowledge that our purchases of mortgage loan interests may at this time be required by ASC 860 to be reflected as secured loans to the originators that sell us the loans (and the purchase terms of our MWA’s disregarded). This does not mean our ownership interests in the mortgage loans, the structure and terms of our agreements and our management’s clearly expressed economic and legal intent as to the sale of those financial assets, should be totally disregarded when determining for “held for sale” vs. “held for investment” purposes under GAAP. Our intent to sell our mortgage loan ownership interests combined with the legal sale of our ownership interest in the mortgage notes to the investor, in our view, supports our conclusion that classifying our ownership interests (while deemed to be loans to the originator) as held for sale for GAAP purposes is reasonable.

Bullet 4 —Please explain to us in greater detail the economics of entering into these types of transactions. For example, address the recording of gains or losses or shortfalls on subsequent sales, fee recognition, the interplay of derivative activity (if any), the risk weightings applicable to the loans based on their classification (i.e. whether held for investment or held for sale), and any other loss contingencies involved in these types of transactions.

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Response—When we buy an interest in a mortgage loan under our mortgage warehouse lending program, our economic expectation is to receive within 20-30 days, when our interest in the loan, and the originators interest in the loan, are sold to an investor, a return of our invested funds, an agreed rate of interest and a small fee for taking possession of the mortgage note, endorsing it and delivering it to the investor purchasing the whole loan. The originator receives all other economic benefits from the origination and sale of the loan, including a servicing released premium payment from the investor, if applicable, and a mark-up that provides the originator’s compensation for originating the loan as well as assuming all repurchase risk to the investor associated with the loan. If the loan is not sold on the expected schedule, the MWA provides additional compensation to the Bank in terms of an increased interest rate, a decreased interest rate to the originator, a right to put the mortgage interest back to the originator, rights against a pledged cash collateral account, and rights to be paid from proceeds of other mortgage loans that are successfully sold on the expected schedule.

All proceeds from the sale of a whole mortgage loan are, pursuant to the MWA, received by the Bank in an account owned by the Bank in which the originator has no interest. After all amounts due to the Bank as described above have been paid to the Bank, the originator receives any balance of funds received in that account, as disbursed by the Bank to an account maintained at the Bank for the originator.

We may in some cases share in economic losses incurred upon sale of mortgage loans to investors under our agreements with originators, but we generally have not had to do so in practice because we have the right to consent to the proposed sale of each mortgage loan to investors and nearly all of these sales have occurred without losses.

Neither we nor the originators are restricted from entering into derivatives relating to mortgage loans subject to the MWA’s, but we have not in the past entered into any such transactions. Originators may enter into such transactions, and receive or pay any resulting settlements for their own account without impact on the economic or legal relationship between them and the Bank.

Regulatory risk weightings of our mortgage loan interests are not tied to the “held for sale” or “held for investment” classifications. Rather, the risk weightings are determined by the regulatory definition of the loan as it corresponds to RC-C of the Call Report. The Office of the Comptroller of the Currency (“OCC”) has required that our mortgage loan interests be classified as “loans to non-depository institutions,” which receive a 100% risk weighting, because their terms do not meet the participating interest requirements of ASC 860. Our internal risk grading system would currently allocate $0 reserve to these assets based on an analysis of our historical loss rates of less than one basis point.

Mortgage loan interests held by the Bank are carried at the lower of cost or fair value. In the more than ten year history of the program, only a small number of investors (see response to Bullet 5 below) have ceased operations, leaving the Bank to address the

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disposition of an inventory of unsold loans. In those cases a majority of the loans were able to be sold into the market by the Bank, with the remainder being retained by the Bank (after payment to the originator of any amount owed to acquire their ownership interest in the loans) in its residential mortgage loan portfolio and reclassified as loans held for investment.

Bullet 5 – In regard to bullet point four, please address how often an investor does not purchase the loans, the resulting consequences of this event and whether the company re-evaluates sale criteria at that point.

Response—As noted above, for each mortgage loan sale transaction proposed by an originator for any investor, the Bank can elect to provide (or to not provide) its consent to the proposed investor and terms of sale to that investor. It is not uncommon for the investor initially proposed and expected to purchase one or more of the Bank’s mortgage loan interests to change for any number of reasons. In that case, the originator typically arranges for and proposes another investor to the Bank to purchase the mortgage loan. In some cases we will assist the originator in finding another investor, if necessary.

The Bank’s interests in mortgage loans over the last ten (10) years have been transferred or satisfied in full within, or very shortly after, the 20-30 day desired ownership period in all but a small number of instances. This expectation was met in all but fewer than 20 transactions out of more than 250,000 transactions completed in 2012. The Bank has exercised its rights to require originators to repurchase mortgage loan interests from the Bank in only a small number of instances. This occurred in fewer than 200 cases out of more than 250,000 transactions completed in 2012, mostly due to documentary or other mortgage origination defects for which the originator is responsible under the MWA.

During the mortgage crisis of 2007, there were some instances where investors proposed by the originators and approved by the Bank did not purchase the whole mortgage loans as proposed or intended which resulted in the Bank keeping approximately 80 loans, totaling approximately $11 million. At the time we determined that we would retain the mortgage loans at issue and reclassified them to loans held for investment. Similar originator failures have not occurred in subsequent years.

Bullet 6—Please explain to us the mechanics of the cash settlement once the loan has been purchased by an investor or pre-approved third party investor. Further, address how the contract is structured in terms of the parties to the contract as well as the legal ownership of the residential mortgages being sold to the third party investors.

Response—The MWA between the originator and the Bank creates undivided ownership interests in each mortgage loan that are owned by the originator and the Bank as cotenants, or tenants in common. The MWA creates very clear powers and limitations as to how each of the originator and the Bank may exercise their respective rights of ownership and share in the economic benefits of owning the loan.

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In recognition of the Bank’s much larger economic interest in each mortgage loan subject to the MWA, the MWA grants the Bank much greater powers of ownership, control and conveyance of the mortgage loan than are retained by the originator. For example the promissory note evidencing the mortgage obligation is delivered to the Bank promptly after the Bank purchases an interest in the mortgage loan. The note is held under an express custody agreement from the time of that purchase until the note is delivered to the Bank, or in some cases, at the Bank’s direction, to an investor considering the purchase of the note pursuant to a bailee letter or agreement delivered to the investor that makes clear the Bank’s rights with respect to the note. Control of the promissory note gives the Bank effective control over whether any sale of the whole loan can be closed, with whom, and when title to the mortgage loan passes to the investor.

The promissory note is typically made payable to the originator. The originator delivers a power of attorney to the Bank that is irrevocable and coupled with an interest, empowering the Bank to convey the whole mortgage loan in accordance with the MWA. The MWA contemplates that in most instances that conveyance will be to an approved investor designated by the originator, but also allows the Bank substantial freedom to endorse the note to complete transactions with other purchasers as described previously.

The MWA provides for investors to receive a bailee agreement or bailee letter with respect to each proposed purchase of mortgage loans in which the Bank holds interests that makes it clear that the promissory note evidencing the mortgage loan has been or will be delivered to the investor by the Bank, that the Bank has an interest in the mortgage loan and that the investor’s payment for the mortgage loan is to be delivered to the Bank to effect the closing of the sale transaction.

When an investor closes the purchase of a mortgage loan subject to the MWA, all payment is delivered to an account at the Bank that the originator has agreed is solely owned by the Bank and immediately becomes the property of the Bank. Upon the investor delivering the agreed purchase price to the Bank while in possession of the endorsed promissory note, title to the whole mortgage loan passes from the originator and the Bank and is merged into a unitary title that is conveyed to the investor. The Bank does not transfer its ownership interest to the originator, and the originator does not receive any of the proceeds of the mortgage loan sale from the investor. The originator is paid by the Bank after the Bank has deducted from the funds received all amounts owing to the Bank from the investor as a result of the loan sale or owing to the Bank from the originator under the MWA. The MWA is clear that the Bank is not acting as an agent for the originator in completing the sale of the Bank’s interest in the mortgage loan to the investor.

The note evidencing the mortgage loan is generally made payable by the borrower to the originator, and the MWA and related power of attorney authorize the Bank to endorse the note to the investor in the name of the originator, as required by Article III of the Uniform Commercial Code. The investor and the originator are parties to standard

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industry loan origination agreements that contain numerous representations, warranties and covenants by the originator for the benefit of the investor and give the investor the right to put the loan back to the originator in accordance with the terms of those agreements, among other remedies. While the Bank is not a party to the agreements between the originator and the investor the Bank does incur obligations to the investor arising out of the Bank’s possession, endorsement and delivery of the mortgage note to the investor. The originator has ceded to the Bank the power, and discretion, to complete the essential actions required to effect a sale of a mortgage loan in which the Bank has an ownership interest – endorsement and delivery of the promissory note and receipt of payment therefor.

The originator receives a purchase advice from the investor at the time of purchase confirming the investor in question, the mortgage loan(s) which the investor purchased and the purchase price funds being provided to the Bank in accordance with the bailee agreement. The originator accesses the Bank’s warehouse system and confirms which mortgage loan(s) the investor purchased and inputs the amount from the purchase advice. Bank personnel go into the system and compare the purchase advice amount to the actual funds received in the payment account. If they match, the Bank staff will initiate the allocation of funds received between the Bank and the originator, which is done automatically by the Bank’s system. It calculates the Bank’s principal and interest to be received as a result of the sale of its mortgage loan interest to that investor and the administration fee due for the mortgage loan from the originator to the Bank. After those amounts are delivered to the Bank, an unapplied portion will generally remain, which represents the originator’s principal and interest as a result of the sale of its mortgage loan interest, as well as the gain on sale (if any) from the sale of the mortgage loan to the investor. Those unapplied funds are transferred by the Bank to the originator’s operating account maintained at the Bank.

We believe these mechanics are significantly different than what is commonly found in other committed warehouse lines of credit where lenders do not have the same level of loan detail or control the loan documents and the sales proceeds from investor purchases but rather just process paydowns on the outstanding balance of the line of credit. While the originator is “involved” in the process of completing the standard transaction, the originator has contracted away to the Bank the most material incidents of ownership and control of the mortgage loans being sold. The actions taken, or not taken, by the Bank in its discretion as the owner of a 98% or 99% undivided interest in each mortgage loan that is sold have the greatest impact on the Bank’s expectation of repayment.

Bullet 7 – In regard to bullet point five, in light of the fact that you generally acquire the loans subject to a commitment or are directed by the originator to sell the loans, please explain the statement “we have the right to retain the interest in the mortgage loan we purchase”. Further, tell us why you have this right.

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Response—The Bank generally does not acquire interests in mortgage loans that are subject to a specific legally binding commitment to be sold to an investor. The Bank is not directed and cannot be required by an originator to sell mortgage loan interests to any particular investor. The Bank has the right to approve any proposed investor, and the terms of any actual or proposed sale of any mortgage loan interest to that investor.

Investors generally do not make legally binding commitments to purchase loans they have never seen. The process by which loans are closed by an originator, an interest in the loan is sold to the Bank, loan documents are made available for review by an investor and the whole loan is sold to an investor occurs very quickly. Loan documents under the possession and control of the Bank are frequently delivered to an investor under a “bailee agreement” for the investor’s review and acceptance two or three days after the loan is closed but several weeks before the sale of the loan to the investor is closed and payment is received from the investor by the Bank. A binding, completed transaction occurs when the investor accepts the submitted documentation and wires funds to the Bank. There is no “deal” until there is a deal – i.e. the investor has reviewed the documents, has received the mortgage note for the whole loan endorsed by the Bank, and has wired funds back to the Bank.

The MWA allows the Bank to sell or pledge any of our mortgage loan interests to any third party, to retain any of our mortgage loan interests, and to decline to complete transactions with investors to whom the originator has proposed to sell a mortgage loan. The tentative nature of investor mortgage loan purchase undertakings described above, the sensitivity of the market to adverse credit indicators in a loan, and the speed at which decisions are made all make it acceptable for parties to these arrangements to have the right to decline a transaction at the last minute and without explanation. The fact that an originator has directed a proposed mortgage sale transaction to a specified investor does not mean that the originator, the Bank or the investor are bound to complete that transaction. In the vast majority of cases however, the originated loan meets the announced requirements of the investor and a transaction results, as evidenced by the investor wiring funds to the Bank, within 20-30 days.

These terms in our agreements with originators and the related courses of dealing outside of the four corners of the agreements contribute to the favorable risk profile for these transactions. Under circumstances where the originator fails to arrange for the sale of a mortgage loan in which the originator and the Bank have ownership interests to an investor within the desired timeframe, we can choose to sell, or direct the sale, of our mortgage loan interest to a purchaser of our choice, along with the mortgage interest owned by the originator. This arrangement is very different from agreements governing traditional committed warehouse line of credit.

Please do not hesitate to contact me if you have further questions or comments.

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In closing, this will acknowledge that (i) TCBI is responsible for the adequacy and accuracy of the disclosures in the above referenced filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the referenced filings; and (iii) TCBI may not assert staff comments as a defense in any proceeding initiated by the Commission.

Respectfully submitted,

/s/ Peter Bartholow
Peter Bartholow
Chief Financial Officer

cc:	Marc Thomas